UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32136 / June 1, 2016

In the Matter of	:
	:
CAPITALA FINANCE CORP.	:
CAPITALA PRIVATE CREDIT FUND I, L.P.	:
CAPITALSOUTH PARTNERS FUND II LIMITED	:
PARTNERSHIP	:
CAPITALSOUTH PARTNERS SBIC FUND III, L.P.	:
CAPITALA INVESTMENT ADVISORS, LLC	:
	:
4201 Congress St., Suite 360	:
Charlotte, NC 28209	:
	:
(812-14544)	:
	:

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Capitala Finance Corp., Capitala Private Credit Fund I, L.P., CapitalSouth Partners Fund II
Limited Partnership, CapitalSouth Partners SBIC Fund III, L.P., and Capitala Investment
Advisors, LLC filed an application on September 10, 2015 and amendments to the application on
February 26, 2016 and April 28, 2016 requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit a business development company and certain
registered closed-end management investment companies (collectively, the "Investors") to co-
invest in portfolio companies with each other and with certain affiliated investment funds.

On May 4, 2016, a notice of the filing of the application was issued (Investment Company Act
Release No. 32102). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.
The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Investors in the proposed transactions is
consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Capitala Finance Corp., et al. (File No. 812-14544) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary